AerCap Holdings Underwriting Syndicate Members

Morgan Stanley & Co.
Goldman, Sachs & Co.
Lehman Brothers Inc.
Merrill Lynch & Co.
UBS Securities LLC
Wachovia Capital Markets, LLC
JP Morgan Securities Inc.
Citigroup Global Markets Inc.
Calyon Securities (USA) Inc.